December 3, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street N.E.
Washington D.C. 20549

Re: Envista Holdings Corporation
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 21, 2020
File number 001-39054

Dear Ms. Mast and Mr. Gordon:

Envista Holdings Corporation’s (the “Company”) responses to the comment letter dated November 24, 2020 (the “Comment Letter”), related to the above-referenced filing, are set forth below. For your convenience, the comments are reproduced below in bold and italics, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis
Non-GAAP Measures, page 51

1. With respect to your disclosures relating to Sales and Non-GAAP Measures, please address the following:

•You present a discussion of your Non-GAAP Measures on page 51 and a narrative beginning on page 53 focused on your core sales growth, a non-GAAP measure. A similar presentation is included beginning on page 43 of your October 3, 2020 Form 10-Q. Please confirm that you will revise your presentation in future periodic reports to quantify and explain significant factors that affected your GAAP sales preceded by any discussion of your non-GAAP measures.
•Please confirm you will quantify the effect that changes in price versus volume had on the change in sales in future filings. For example, we noted a significant decline in sales in the nine months ended October 2, 2020 for which it is unclear how much of the decline related to price versus volume and if the decrease in volume was related solely to COVID-19 or other factors.
•Your presentation beginning on page 7 in Exhibit 99.1 of the Form 8-K filed October 29, 2020 appears to include a full income statement presentation of non-GAAP measures which does not appear to comply with Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Issues. Please confirm you will revise your presentation in future earnings releases.

Response:

The Company confirms that:

•In future periodic reports it will revise its presentation to quantify and explain significant factors that affected the Company’s GAAP sales to precede any discussion of the Company’s related non-GAAP measures.
•With respect to Management’s Discussion and Analysis, in future filings it will quantify the effect that changes in price versus volume had on the change in sales, including the impact of COVID-19, if any.
•With respect to future earnings releases, it will revise its presentation to exclude full income statement presentations of non-GAAP measures and will comply with Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

*****

Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Sincerely,

/s/ Howard H. Yu
Howard H. Yu
Senior Vice President and Chief Financial Officer

cc:	Heather Turner, Vice President and Assistant General Counsel
Lori Metrock, Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
Michael Howard, Ernst & Young, LLP